FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of
Finance Division

Date: January 23, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice regarding Acquisition of Mobile Phone Related Business of SANYO Electric Co., Ltd.

January 21, 2008

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Notice regarding Acquisition of Mobile Phone Related Business of

SANYO Electric Co., Ltd.

This is to advise you that, following a resolution of its Board of Directors adopted on January 21, 2008, Kyocera Corporation (the “Company”) has executed a final agreement regarding the acquisition of the mobile phone-related business of SANYO Electric Co., Ltd. (Headquarters: Moriguchi City, Osaka, President: Seiichiro Sano) (“SANYO”), as to which notice of execution of a basic agreement was given on October 11, 2007. The business acquisition will be undertaken by means of a corporate split that will become effective on April 1, 2008.

1.	Purpose of acquisition

The Company views the communication equipment related business, including mobile phones, PHS and wireless communication systems, as one of its principal businesses and aims to establish a highly profitable business mix therein. The Company will amalgamate the strong customer base of SANYO in Japan and North America and expand the size of its business to meet the severe challenge of this highly competitive sector. In addition, integrating the business resources cultivated by SANYO, such as its excellent product development and design technologies will increase the Company’s ability to meet customer needs. The Company also believes that, by introducing the Amoeba Management System, which is unique to the Company, the cost competitiveness of the relevant business can be further enhanced and a stronger business structure established.

2.	Outline of acquisition

(1)	Schedule of acquisition

Meeting of the Board of Directors of the Company to approve acquisition:	January 21, 2008

Execution of final agreement for acquisition:	January 21, 2008

Meeting of Board of Directors of the Company to participate in the corporate split:	January 29, 2008 (scheduled)

Meeting of Board of Directors of SANYO to participate in the corporate split:	January 30, 2008 (scheduled)

Execution of the agreement for the corporate split:	January 30, 2008 (scheduled)

Effective date of corporate split:	April 1, 2008 (scheduled)

The Company will participate in the corporate split without approval of its general shareholders’ meeting pursuant to Clause 3 of Article 796 of the Corporation Act (summary procedures for corporate split).

(2)	Form of acquisition

This business acquisition will be undertaken by means of a corporate split. In such split, SANYO will be the company undertaking such split and the Company will be the acquiring company.

(3)	Consideration for the acquisition

Consideration for the acquisition will be an amount calculated by subtracting the amount of outstanding debts accruing interest to be acquired as of the effective date of the corporate split from, and adding the amount of cash and deposits to be acquired as of the effective date of the corporate split to, the total value of the acquired business, subject to further adjustments as agreed between the Company and SANYO. Such total value of the acquired business has been agreed to be 50 billion yen, and after deducting the amount of cash and deposits to be reserved for SANYO for operational purposes (a condition precedent in determining such value), it has been fixed at approximately 40 billion yen. The final amount of consideration will be determined after the effective date of the corporate split, at which time notice thereof will be given.

(4)	Basis of calculation of consideration for acquisition

The total value of the acquired business has been decided based on the Discounted Cash Flow method (DCF), and based thereon the amount of consideration has been determined through careful discussion between the Company and SANYO.

(5)	Amount of capital increase as a result of acquisition

No increase in the amount of paid-in capital will take place as a result of the acquisition.

(6)	Treatment of stock acquisition rights and bonds with stock acquisition rights

It is planned that no stock acquisition rights issued by SANYO shall be acquired to the Company. There are no bonds with stock acquisition rights to be acquired.

(7)	Rights and obligations to be acquired by the Company

As of the effective date of this acquisition, the Company shall acquire the assets, debts, employment agreements and other rights and obligations relating to the mobile phone-related business of SANYO.

(8)	Expectation of performance of debts

The Company does not expect any problem in connection with due performance of its debts following the effective date of the acquisition, in light of its assets, debts and net asset value.

3.	Outline of Parties to the Acquisition (As of September 30, 2007)

(1) Name	Kyocera Corporation	SANYO Electric Co., Ltd.

(2) Principal Businesses	Manufacture and sale of fine ceramic related products, electronic device related products, and telecommunication and information equipment.	Manufacture and sale of various electric machine and equipment.

(3) Date of Incorporation	April 1, 1959	April 1, 1950

(4) Location of Headquarters	6 Takeda, Tobadono-cho, Fushimi-ku, Kyoto-City, Kyoto	5-5, Keihan-Honndori 2-chome, Moriguchi-City, Osaka

(5) Title and Name of Representatives	Makoto Kawamura, President and Director	Seiichiro Sano, Executive Director and President

(6) Capital Amount	115,703 million yen (Consolidated basis)	322,242 million yen (Consolidated basis)

(7) Number of Shares Issued and Outstanding	191,309 thousand shares	1,872,338 thousand shares

(8) Shareholders’ Equity	1,530,084 million yen (Consolidated basis)	329,105 million yen (Consolidated basis)

(9) Total Assets	2,107,097 million yen (Consolidated basis)	1,898,296 million yen (Consolidated basis)

(10) Fiscal Year End	March 31	March 31

(11) Number of Employees	65,831 (Consolidated basis)	98,907 (Consolidated basis)

(12) Principal Suppliers and Customers	Companies within and outside of Japan	Companies within and outside of Japan

(13) Principal Shareholders and Their Shareholding Ratios (as of September 30, 2007)

1. The Master Trust Bank of Japan, Ltd. (Trustee Account) 6.45%

2. Japan Trustee Services Bank, Ltd. (Trustee Account) 5.80%

3. State Street Bank and Trust Company 4.51%

4. The Bank of Kyoto, Ltd 3.77%

5. Kazuo Inamori 3.56%

1. The Master Trust Bank of Japan, Ltd. (Trustee Account) 5.00%

2. Shareholding Association by SANYO Electric’s Employees 2.68%

3. Sumitomo Mitsui Banking Corporation 2.31%

4. Nippon Life Insurance Company 2.11%

5. Sumitomo Life Insurance Company 1.60%

(14) Principal Banks	The Bank of Kyoto, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd. etc.	Sumitomo Mitsui Banking Corporation, Resona Bank, Limited

(15) Relationship between the Parties	Capital relationship	N/A

	Personnel relationship	N/A

	Trade relationship	Purchase and sale of electronic components take place between the Company and SANYO Electric Co., Ltd.

	Whether or not it falls under the affiliated companies	N/A

(16) Performance for most recent three fiscal years (consolidated basis)

				(Yen in millions)

	Kyocera Corporation			SANYO Electric Co., Ltd.
Fiscal year (March 31)	2005	2006	2007	2005	2006	2007
Net sales	1,173,660	1,173,544	1,283,897	2,484,639	2,397,026	2,215,434
Operating profit	97,660	99,695	135,102	35,236	-17,154	49,568
Income from continuing operations before income taxes	104,013	117,237	156,540	-68,767	-165,696	-13,070
Net income	45,908	69,696	106,504	-171,544	-205,661	-45,362
Net income per share (yen)	244.86	371.68	566.03	-92.48	-194.96	-72.66
Total annual dividends per share (yen)	80	100	110	3.00	0	0
Shareholders’ equity per share (yen)	6,266.50	6,865.75	8,028.45	155.42	16.76	1.96

4.	Outline of business to be acquired

(1)	Substance of business to be acquired

Development, manufacture and sale of mobile phone, PHS and wireless communication systems, etc.

(2)	Performance of business to be acquired

		(Yen in millions)

	Business to be acquired (a) Fiscal year ended March 31, 2007	The Company (b) Fiscal year ended March 31, 2007 (Consolidated basis)	Ratio (a/b)
Net sales	277,347	1,283,897	21.6%

(3)	Assets and liabilities to be acquired and amounts thereof (As of September 30, 2007)

		(Yen in millions)

Assets		Liabilities
Items	Book value	Items	Book value
Current assets	104,309	Current liabilities	78,423
Non-current assets	22,881
Total	127,190	Total	78,423

•

The amounts of assets and liabilities to be acquired shall be determined pursuant to an agreement between the parties by adding and deducting increases and decreases therein up to the effective date of the corporate split.

•	The amount of assets to be acquired (127,190 million yen as of September 30, 2007), represents 6.0% of the total assets (2,107,097 million yen) of the Company as of the same date.

5.	Status of the Company after acquisition

(1)	Trade name, business, location of headquarters, titles and names of Representative Directors, amount of capital or fiscal year end.

These will not be changed as a result of the acquisition.

(2)	Total assets and amount of net assets

These will be increased by the amounts to be acquired as a result of the acquisition.

(3)	Outline of accounting treatment

An amount representing the difference between (i) the amount of consideration to be paid to SANYO in the acquisition and (ii) an amount calculated by deducting the current value of liabilities from the current value of assets of SANYO to be acquired, shall be recorded as goodwill. Such goodwill to be recorded will not be subject to depreciation in the consolidated financial statements of the Company (based on U.S. GAAP), but will be subject to depreciation annually in equally amounts for the period during which the effect thereof continues in the non-consolidated financial statements of the Company (based on Japanese GAAP) and recorded in costs of sales and general administration.

(4)	Projected impact of acquisition on performance of the Company

The acquisition is expected to have almost no impact on the performance of the Company for the fiscal year ending March 31, 2008, on either a consolidated or a non-consolidated basis.